16002209

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM / DD / YY) AND ENDING 12/31/2015 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Southwest Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Elm Street, Suite 3500
(No. and Street)

Dallas	TX	75270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons 214 953-4000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstSouthwest Company, LLC as of December 31 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ELIZABETH MUNOZ
Notary Public, State of Texas
My Commission Expires
October 07, 2019

Signature

Senior Vice President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Southwest Company, LLC
Index
December 31, 2015

Page(s)

Report of Independent Registered Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3–18

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of First Southwest Company, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of First Southwest Company, LLC (the "Company") at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2016

First Southwest Company, LLC
Statement of Financial Condition
December 31, 2015 (in thousands)

Assets		
Cash and cash equivalents	$	3,713
Cash and securities segregated for regulatory purposes		98,020
Securities purchased under agreements to resell		16,476
Receivable from brokers, dealers, and clearing organizations		218,758
Receivable from customers, net		147,194
Deposits with clearing organizations		21,592
Marketable securities		24,618
Derivative asset		7,501
Deferred tax asset, net		16,601
Furniture, equipment, and leaseholds, net		6,497
Goodwill		7,008
Intangible assets, net		4,538
Investment banking receivables and deferred costs, net		4,753
Other assets		8,393
Total assets	$	585,662
Liabilities and Member's Equity		
Drafts payable	$	7,459
Short-term bank loans		70,700
Securities sold under agreements to repurchase		16,658
Payable to brokers, dealers, and clearing organizations		95,462
Payable to customers		191,861
Derivative liability		307
Accrued compensation		51,928
Payable to affiliates		11,123
Other liabilities and deferred credits		9,497
Total liabilities		454,995
Commitments and contingencies (Note 18)		
Member's equity		105,943
Retained earnings		24,724
Total member's equity		130,667
Total liabilities and member's equity	$	585,662

See accompanying notes.

1. Organization and Nature of Business

First Southwest Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is a member of the New York Stock Exchange and the Securities Investor Protection Corporation.

The Company is a wholly owned subsidiary of First Southwest Holdings LLC (Holdings), which is a wholly owned subsidiary of Hilltop Securities Holdings LLC, which is a wholly owned subsidiary of Hilltop Holdings Inc. (Hilltop). The Company is a diversified investment banking firm and provides public finance advisory services, capital markets activities, and correspondent clearing services.

2. Subsequent Events

On January 12, 2016, the Company paid a dividend of $42.0 million to Holdings. At the close of business on January 22, 2016, the Company was acquired by Hilltop Securities Inc., which is a wholly owned subsidiary of Hilltop Securities Holdings LLC, a wholly owned subsidiary of Hilltop. As a result, the Company intends to file a request with its regulators to withdraw as a stand-alone broker-dealer.

3. Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

All principal securities transactions are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are held to facilitate principal transactions with customers and are carried at fair value with changes in fair value.

Investment Banking and Advisory Services

The Company provides for estimated losses on receivables based on management's evaluation of specific credit risks and historical experience related to such activity. At December 31, 2015, the Company's allowance was $92,000.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Cash and securities segregated for regulatory purposes are not included as cash and cash equivalents because such assets are segregated for the benefit of customers only.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financing transactions and are recorded at their contracted repurchase amount. The fair value of the underlying securities are monitored daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral may be requested or excess collateral returned, as appropriate.

Receivables from and Payables to Brokers, Dealers, and Clearing Organizations
Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("securities failed to deliver"), securities borrowed, securities inventory financed for correspondents, and receivables from clearing organizations. Payables to brokers, dealers, and clearing organizations include amounts for securities not received by the Company from a seller by the settlement date ("securities failed to receive"), securities loaned, correspondent deposits, correspondent short securities positions, commissions payable to correspondents, payables to clearing organizations, and net receivables/payables arising from unsettled trades.

Loans Collateralized by Securities and Allowance for Losses
The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company extends margin credit to customers and correspondents subject to various regulatory and internal margin requirements. The loans are collateralized by securities in the customer's account. These margin-related transactions may expose the Company to credit risk in the event assets are not sufficient to cover losses the customer or correspondent may incur. The Company provides for estimated losses on margin loans, based on management's evaluation of known and inherent risks in such loans, including nature of collateral, market conditions, economic outlook, and other factors. At December 31, 2015, the Company's allowance was $110,000 which is recorded in receivable from customers, net.

Deposits with Clearing Organizations
Deposits with clearing organizations consist of deposits of cash or other short-term securities held at clearing organizations and exchanges.

Derivative Financial Instruments
Derivative financial instruments arise from the execution of forward purchase commitments of mortgage-backed securities with certain clients that allow those clients to make mortgage loans at agreed-upon rates. The Company hedges the interest rate risk generated by the forward purchase commitments by executing forward sales of to-be-announced mortgage-backed securities (TBA). The amount hedged is influenced by the Company's estimated ratio of the forward purchase commitments that will not be securitized into mortgage-backed securities as part of the program (fallout rate). The Company uses historical experience, changes in interest rates, and other factors to determine the fallout rate. While both the forward purchase commitments and TBAs meet the definition of a derivative under the provisions of the Derivatives and Hedging Topic of the ASC, they do not qualify for hedge accounting.

While the derivatives do not qualify for hedge accounting, the Company mitigates interest rate risk and volatility in reported earnings by selling TBAs with characteristics similar to the forward purchase commitments of mortgage-backed securities. Derivatives are recorded at estimated fair value in the Company's statement of financial condition.

Furniture, Equipment, and Leaseholds
Furniture, equipment, and leaseholds are carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset ranging from three to seven years. Leaseholds are amortized on a straight-line basis over the life of the related lease, or the estimated useful life if shorter, ranging from one to nine years.

Goodwill and Intangible Assets
Goodwill represents the excess of the fair value of the net assets of the Company over the cost to acquire the Company. Goodwill is evaluated for impairment on an annual basis, or as indicators of impairment arise.

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets are all considered definite-lived and relate to customer relationships and trade name. Intangible assets are amortized over their estimated useful lives, either on a straight-line or an accelerated basis. Intangible assets are evaluated for impairment on an annual basis or as indicators of impairment arise.

Income Taxes
The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the financial statements only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

Drafts Payable
Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Securities Lending Activities
Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral. Securities borrowed and securities loaned are included in amounts receivable from and payable to brokers, dealers, and clearing organizations, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other assets in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Subsequent Events
The Company has evaluated events and transactions occurring from January 1, 2016 through February 24, 2016, the date the statement of financial condition was available to be issued, for potential recognition or disclosure in the statement of financial condition. Only the subsequent events described in Note 2 were identified.

4. Cash and Securities Segregated for Regulatory Purposes

At December 31, 2015, the Company held cash of $98.0 million segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Act). At December 31, 2015, the Company was not required to segregate cash or securities in a special reserve bank account for brokers and dealers under the same rule.

5. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2015, include the following:

(in thousands)

Receivable from		
Securities borrowed	$	69,367
Correspondents		123,589
Securities failed to deliver		3,372
Clearing organizations		22,389
Due from dealers		41
	$	218,758
Payable to		
Securities loaned	$	42,895
Correspondents		47,754
Securities failed to receive		4,055
Clearing organizations		758
	$	95,462

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date. All securities failed to deliver or failed to receive were settled, canceled, or corrected subsequent to December 31, 2015 with no material effect on the Company's statement of financial condition.

6. Receivable From and Payable to Customers

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers and securities sold short by customers are not reflected in the Company's statement of financial condition. The Company pays interest at rates that fluctuate with market rates (0.01% at December 31, 2015) on customer funds held for reinvestment. Included in payable to customers at December 31, 2015, is $97.4 million of funds held for reinvestment.

7. Marketable Securities

Marketable securities owned and securities sold, not yet purchased, at December 31, 2015, which are carried at fair value, include the following:

(in thousands)	Owned	Sold, Not Yet Purchased
Municipal bond obligations	$ 12,763	$ 37
Corporate equity securities	40	-
Corporate bond obligations	4	-
U.S. government and government agency obligations	11,811	-
	$ 24,618	$ 37

Securities sold, not yet purchased are included in other liabilities and deferred credits.

8. Securities Sold Under Agreements to Repurchase

At December 31, 2015, the Company held various domestic repurchase agreements totaling $16,658,000 used to finance reverse repurchase agreements, securities held for correspondent accounts, and customers' margin loans. The repurchase agreements mature on various dates within one year and have a weighted-average interest rate of 0.67%.

9. Derivative Financial Instruments

The Company uses forward purchase and sales commitments to facilitate customer transactions and as a means to manage risk in certain inventory positions.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients and sells TBAs as described in Note 3.

Derivative positions at December 31, 2015, are shown below:

(in thousands)	Notional Amount	Estimated Fair Value
Forward purchase commitments	$ 1,339,430	$ 7,237
Forward sale commitments	1,248,200	(43)

10. Offsetting in Statement of Financial Condition

Certain financial instruments, including resale and repurchase agreements, securities lending arrangements, and derivatives, may be eligible for offset in the statement of financial condition and/or subject to master netting arrangements or similar agreements.

The following tables present the assets and liabilities subject to an enforceable master netting arrangement, repurchase agreements, or similar agreements with offsetting rights at December 31, 2015:

(in thousands)	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Condition	Net Amounts of Assets Presented in the Statement of Condition	Gross Amount Not Offset in the Statement of Condition: Financial Instruments	Gross Amount Not Offset in the Statement of Condition: Cash Collateral Received	Net Amount
Securities borrowed						
Institutional counterparties	$ 69,367	$ -	$ 69,367	$ (69,367)	$ -	$ -
Reverse repurchase agreements						
Institutional counterparties	16,476	-	16,476	(16,476)	-	-
Forward MBS sale derivatives						
Institutional counterparties	264	-	264	(264)	-	-
	$ 86,107	$ -	$ 86,107	$ (86,107)	$ -	$ -

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Condition	Net Amounts of Liabilities Presented in the Statement of Condition	Gross Amount Not Offset in the Statement of Condition: Financial Instruments	Gross Amount Not Offset in the Statement of Condition: Cash Collateral Pledged	Net Amount
Securities loaned						
Institutional counterparties	$ 42,895	$ -	$ 42,895	$ (42,895)	$ -	$ -
Repurchase agreements						
Institutional counterparties	16,658	-	16,658	(16,658)	-	-
Forward MBS sale derivatives						
Institutional counterparties	307	-	307	(307)	-	-
	$ 59,860	$ -	$ 59,860	$ (59,860)	$ -	$ -

Secured Borrowings (Repurchase Agreements)

The Company participates in transactions involving securities sold under repurchase agreements, which are secured borrowings and generally mature within one to thirty days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities, which is monitored on a daily basis.

Securities Lending Activities

The Company's securities lending activities includes lending securities for other broker-dealers, lending institutions and its own clearing and retail operations. These activities involve lending securities to other broker-dealers to cover short sales, to complete transactions in which there has been a failure to deliver securities by the required settlement date and as a conduit for financing activities.

When lending securities, the Company receives cash or similar collateral and generally pays interest (based on the amount of cash deposited) to the other party to the transaction. Securities lending transactions are executed pursuant to written agreements with counterparties that generally require securities loaned to be marked-to-market on a daily basis. The Company receives collateral in the form of cash in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Collateral adjustments are made on a daily basis through the facilities of various clearinghouses. The Company is a principal in these securities lending transactions and is liable for losses in the event of a failure of any other party to honor its contractual obligation. Management sets credit limits with each counterparty and reviews these limits regularly to monitor the risk level with each counterparty. The Company is subject to credit risk through its securities lending activities if securities prices decline rapidly because the value of the Company's collateral could fall below the amount of the indebtedness it secures. In rapidly appreciating markets, credit risk increases due to short positions. The Company's securities lending business subjects the Company to credit risk if a counterparty fails to perform or if collateral securing its obligations is insufficient. In securities transactions, the Company is subject to credit risk during the period between the execution of a trade and the settlement by the customer.

The following table presents the remaining contractual maturities of repurchase agreement and securities lending transactions accounted for as secured borrowings (in thousands). The Company had no repurchase-to-maturity transactions at December 31, 2015.

	Remaining Contractual Maturities				
	Overnight and Continuous	Up to 30 days	30-90 Days	Greater Than 90 Days	Total
December 31, 2015					
Repurchase agreement transactions:					
U.S. Treasury and agency securities	$ -	$ 16,658	$ -	$ -	$ 16,658
Securities lending transactions:					
U.S. Treasury and agency securities	12,646	-	-	-	12,646
Equity securities	30,249	-	-	-	30,249
Total	$ 42,895	$ 16,658	$ -	$ -	$ 59,553

Gross amount of recognized liabilities for repurchase agreement and securities lending transactions in offsetting disclosure above	$ 59,553
Amount related to agreements not included in offsetting disclosure above	$ -

11. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Fair value measurements exclude transactions costs and are not the result of forced transactions.

Accounting principles utilize a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below:

Level 1 inputs	Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2 inputs	Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from or corroborated by market data, among others.
Level 3 inputs	Unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

Cash and Cash Equivalents
For cash and cash equivalents, the carrying value approximates fair value.

Cash and Securities Segregated for Regulatory Purposes
For cash and securities segregated for regulatory purposes, the carrying value approximates fair value.

Securities Purchased Under Agreements to Resell
For securities purchased under agreements to resell, the carrying value approximates fair value.

Brokers, Dealers, and Clearing Organization Receivables and Payables
For brokers, dealers, and clearing organization receivables and payables, the carrying value approximates fair value due to their short-term nature.

Customer Receivables and Payables
For customer receivables and payables, the carrying value approximates fair value primarily due to their short-term nature.

Deposits with Clearing Organizations
The carrying value of deposits with clearing organizations approximates fair value due to their short-term nature.

Marketable Securities and Securities Sold, not yet Purchased
The Company's marketable securities and securities sold, not yet purchased are reported at fair value using Level 1 or Level 2 inputs. The Company evaluates fair value measurements by considering observable data that may include prices from independent pricing services, dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other factors.

Derivatives
Derivatives are reported at fair value using Level 2 inputs. The Company uses dealer quotes to value forward sale commitments for hedging purposes. The Company issues forward purchase commitments that it values based on the change in the fair value of the underlying mortgage loan from inception of the forward purchase commitment to the balance sheet date, and adjusted for projected loan closing probability. The fair value is measured from prices of comparable securities used to value forward sales commitments.

Drafts Payable
For drafts payable, the carrying value approximates fair value due to their short-term nature.

Short-term Bank Loans
The carrying value of short-term bank loans approximates fair value due to their short-term nature.

Securities Sold Under Agreements to Repurchase
For securities sold under agreements to repurchase, the carrying value approximates fair value.

The fair value or estimated fair value of the Company's financial instruments as of December 31, 2015, are shown below:

(in thousands)	Carrying Value	Fair Value or Estimated Fair Value	Level 1	Level 2
Financial assets				
Cash and cash equivalents[1]	$ 3,713	$ 3,713	$ 3,713	$ -
Cash and securities segregated for regulatory purposes[1]	98,020	98,020	98,020	-
Securities purchased under agreements to resell[1]	16,476	16,476	-	16,476
Receivable from brokers, dealers, and clearing organizations[1]	218,758	218,758	-	218,758
Receivable from customers[1]	147,194	147,194	-	147,194
Deposits with clearing organizations[1]	21,592	21,592	21,592	-
Marketable securities[2]	24,618	24,618	40	24,578
Derivative asset[2]	7,501	7,501	-	7,501
Financial liabilities				
Drafts payable[1]	7,459	7,459	-	7,459
Short-term bank loans[1]	70,700	70,700	-	70,700
Securities sold under agreements to repurchase[1]	16,658	16,658	-	16,658
Payable to brokers, dealers, and clearing organizations[1]	95,462	95,462	-	95,462
Payable to customers[1]	191,861	191,861	-	191,861
Securities sold, not yet purchased[2]	37	37	-	37
Derivative liability[2]	307	307	-	307

(1) This presents the carrying value and fair value hierarchy category of these financial assets or liabilities that are not measured at fair value on a recurring basis in the statement of financial condition as of December 31, 2015. Financial assets or liabilities presented approximate fair value.

(2) These financial assets or liabilities are measured at fair value on a recurring basis as of December 31, 2015.

There were no transfers between Level 1, Level 2, or Level 3 for financial assets or liabilities measured at fair value on a recurring basis for the year ended December 31, 2015.

12. Furniture, Equipment, and Leaseholds

The cost and accumulated depreciation and amortization of furniture, equipment, and leaseholds at December 31, 2015, are summarized as follows:

(in thousands)		
Furniture and equipment	$	7,986
Computer software		3,669
Leaseholds		2,838
		14,493
Less: Accumulated depreciation and amortization		(7,996)
	$	6,497

13. Goodwill and Intangible Assets

The acquisition of the Company on November 30, 2012 by Hilltop was recorded at estimated fair value on the acquisition date and the purchase price has been pushed down and recorded in the Company's statement of financial condition. The Company recorded goodwill, representing the excess of the consideration allocated to the Company above its net assets. The Company also recorded identifiable intangibles at estimated fair value. The largest component of intangible assets is customer relationships, which are amortized over 12 years on an accelerated basis. Trade name is amortized on a straight-line basis over ten years. The Company performs required annual impairment tests of its goodwill and other intangible assets as of October 1st, which did not indicate goodwill was impaired. Adverse market or economic events could result in impairment charges in future periods. As a result of the planned acquisition of the Company by Hilltop Securities Inc., which occurred January 22, 2016 (see Note 2), the Company accelerated the amortization of the trade name intangible in 2015 to be fully amortized as of December 31, 2015.

Other identifiable, definite-lived, intangible assets at December 31, 2015, were as follows:

(in thousands)		Gross Intangible Assets		Accumulated Amortization		Net Intangible Assets
Customer relationships	$	8,000	$	3,462	$	4,538
Trade name		1,500		1,500		-
	$	9,500	$	4,962	$	4,538

Future amortization for the fiscal years ended December 31 are as follows:

(in thousands)

2016	$	915
2017		812
2018		709
2019		607
2020		504
Thereafter		991
	$	4,538

14. Short-Term Bank Loans

The Company has credit arrangements with commercial banks for broker loan lines up to $330.0 million. These lines of credit are used primarily to finance securities owned, securities held for correspondent accounts, receivables in customers' margin accounts, and underwriting activities. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (ranging from 1.25% to 1.50% at December 31, 2015). At December 31, 2015, the Company had $70.7 million of short-term bank loans outstanding under these arrangements, which were collateralized by securities of correspondents valued at approximately $84.9 million.

15. Income Taxes

The Company files a consolidated federal income tax return with Hilltop. Federal income taxes of the Company, as calculated on a separate return basis, are payable to Holdings and are included in payable to affiliates in the statement of financial condition. At December 31, 2015, the Company owed Holdings approximately $11,155,000 for federal and state income taxes due.

Temporary differences that give rise to the deferred tax liability, net at December 31, 2015, are as follows:

(In thousands)

Deferred tax assets		
Compensation and benefits	$	17,517
Accrued expenses		1,230
Allowance for losses		71
Other		1,129
Total deferred tax assets		19,947
Deferred tax liabilities		
Intangible assets		(1,588)
Depreciation of furniture, equipment, and leaseholds		(1,050)
Other		(708)
Total deferred tax liabilities		(3,346)
Deferred tax asset before valuation allowance for deferred tax assets, net		16,601
Valuation allowance for deferred tax assets		-
Deferred tax asset, net	$	16,601

The Company believes it is more-likely-than-not that the deferred tax assets will be realized and, as such, has not recorded a valuation allowance on the deferred tax assets. The majority of the deferred tax assets relate to production and performance pay deductible in 2016.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2012.

16. Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At December 31, 2015, the Company had net capital of $68.6 million; the minimum net capital requirement was $3.4 million; net capital maintained by the Company at December 31, 2015, was 40% of aggregate debits; and net capital in excess of the minimum requirement at December 31, 2015, was $65.2 million.

17. Related Parties

The Company had receivables from affiliates of $36,000 included in other assets as of December 31, 2015. The Company had payables to affiliates of $11,123,000 as of December 31, 2015. The Company paid Plains or Hilltop $1,051,000 for shared services such as internal audit and risk management. The Company may make or receive other payments on behalf of affiliates, including Holdings, Plains or Hilltop, principally related to income taxes, financing, employee benefits, and other operating transactions.

Certain officers and directors hold customer accounts with the Company. At December 31, 2015, receivables from and payables to officers and directors are included in amounts receivable from and payable to customers and aggregated $7,128 and $11,154 respectively.

18. Commitments and Contingencies

Lease Commitments
Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal years ended December 31 are as follows:

(in thousands)

2016	$	3,782
2017		3,537
2018		3,475
2019		3,284
2020		3,012
Thereafter		16,013
	$	33,103

Litigation
On or about November 2, 2012, the Company, along with thirteen other defendants, was named in a lawsuit pending in the state of Rhode Island Superior Court styled Rhode Island Economic Development Corporation v. Wells Fargo Securities, LLC, et al. The Company is included in connection with its role as financial advisor to the State of Rhode Island, specifically in connection with the Rhode Island Economic Development Corporation's issuance of $75 million in bonds to finance a loan to 38 Studios, LLC. The Company intends to defend itself vigorously in this action.

The Company is a defendant in various other legal matters arising in the normal course of business.

While management believes that the ultimate liability, if any, arising from these matters will not materially affect the Company's statement of financial condition, it cannot predict the ultimate outcome of these matters.

19. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. These risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In the ordinary course of business, the Company's clearing agreements contain certain elements that meet the accounting definition of a guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with a clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company arranges secured financing by pledging Company and unpaid customer or correspondent securities for bank loans, repurchase agreements, and securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's statement of financial condition.

The Company participates in programs in which it issues forward purchase commitments of mortgage-backed securities to certain clients, the notional value of which is not recorded on the statement of financial condition. The Company mitigates the interest rate risk resulting from issuing the forward purchase commitments by selling TBAs in a face amount that approximates the notional amount of the forward purchase commitments.

The Company provides advisory, investment, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. The exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. To reduce the potential for risk concentrations, counterparty credits are monitored in light of changing customer and market conditions. As of December 31, 2015, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

20. Collateral

The Company receives collateral in connection with securities borrowed transactions and margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver to counterparties to cover short positions. At December 31, 2015, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was approximately $404.2 million, and the fair value of the collateral that had been sold or repledged was approximately $125.0 million.

21. Recently Issued Accounting Standards

In January 2016, FASB issued Accounting Standards Update ("ASU") 2016-01 related to financial instruments. This pronouncement requires that most equity investments be measured at fair value. The pronouncement also impacts financial liabilities under the Fair Value Option and the presentation and disclosure requirements for financial instruments. The amendment is effective for annual periods, and interim periods within those fiscal periods, beginning after December 15, 2017. The Company is currently evaluating the provisions of the amendment and the impact on its future statement of financial condition.

In June 2015, FASB issued ASU 2015-10 to clarify the codification, correct unintended application of guidance, eliminate inconsistencies, and to improve the codification's presentation of guidance for a wide range of topics in the codification. Transition guidance varies based on the amendments included. The amendments that require transition guidance are effective for annual periods, and interim periods within those fiscal periods, beginning after December 15, 2015. All other amendments were effective upon the issuance, including the Company's adoption of the amendment related to a clarification of the disclosure requirements for nonrecurring fair value measurements made during the period. The Company adopted the amendments requiring transition guidance as of January 1, 2016 and does not expect the amendment to have any impact on its future statement of financial condition.

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